Sphere 3D Approves Business at Annual
Shareholders Meeting and Grants Options

Not for distribution in the United States or through United States wire services

Mississauga, ONTARIO – September 16th, 2013 – Sphere 3D Corporation (TSXV-ANY) (the “Company”), developer of Glassware 2.0™ foundational thin client technology, is pleased to announced that shareholders have approved all resolutions put forth at its Annual and Special Meeting of Shareholders held today.

The total number of shares represented by shareholders present in person and by proxy was 43 shareholders representing 10,485,656 or 62.11% of the Company’s issued and outstanding Common Shares. Shareholders voted in excess of 99% in favour of all items of business, including election of each of the following director nominees: Eric L. Kelly, Peter Ashkin, Mario Biasini, Glenn Bowman, Jason D. Meretsky and John Morelli.

All such business matters as more particularly described in the Information Circular dated August 9, 2013. Complete voting results can be found on www.sedar.com

The Company also announced today that it has granted an aggregate of 300,000 stock options pursuant to the Plan to four outside directors and four senior officers. These options expire in 10 years, vest quarterly over the next 12 months and have an exercise price of $2.68 per share, representing the last closing market price before the date of the stock option grant.

Sphere 3D Contact:
Sphere 3D Corporation
Peter Tassiopoulos, Chief Executive Officer
Tel: (416) 749-5999
Peter.Tassiopoulos@Sphere3D.com

About Sphere 3D Corporation
Sphere 3D Corporation (TSX-V:ANY) is a Mississauga, Ontario based virtualization technology solution provider whose patent pending Glassware 2.0™ technology makes it possible for incompatible devices and applications to run over the cloud, without sacrificing performance or security. Sphere 3D's Glassware 2.0™ ultra-thin client allows third parties to deliver fully featured products to any cloud-connected device independent of operating system or hardware. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com

Forward-Looking Statements
This release contains forward-looking statements. Forward-looking statements, without limitation, may contain the words believes, expects, anticipates, estimates, intends, plans, or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and actual results could differ materially from those anticipated. Forward looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. In the context of any forward-looking information please refer to risk factors detailed in, as well as other information contained in the company's filings with Canadian securities regulators (www.sedar.com).

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